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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21380

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2018** AND ENDING **12/31/2018**

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Monness Crespi Hardt & Co., Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Third Avenue, 16th Floor

(No. and Street)

New York   **NY**   **10017-2047**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NEIL CRESPI   212 838 7575

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Katz, Sapper & Miller, LLP

(Name – *if individual, state last, first, middle name*)

7 Penn Plaza, Suite 1500	**New York**	**NY**	**10001**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Neil Crespi _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monness Crespi Hardt & Co., Inc. _____, as of December 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONNESS CRESPI HARDT & CO., INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2018

WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Monness Crespi Hardt & Co., Inc.

Table of Contents

December 31, 2018

	Page
Report of Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3-6



KATZ
KSM SAPPER
& MILLER

Our People: Your Success

Report of Independent Registered Public Accounting Firm

To the Board of Directors
and Stockholders
Monness Crespi Hardt & Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Monness Crespi Hardt & Co., Inc. as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Monness Crespi Hardt & Co., Inc. as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Monness Crespi Hardt & Co., Inc.'s management. Our responsibility is to express an opinion on Monness Crespi Hardt & Co., Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Monness Crespi Hardt & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Katz, Sapper & Miller, LLP

We, including the tenure of the predecessor firm, have served as Monness Crespi Hardt & Co., Inc.'s auditor since 2016.

New York, New York
February 25, 2019

1

Katz, Sapper & Miller, LLP   7 Penn Plaza, Suite 1500   Tel 212.557.9800   An Affiliate of
Certified Public Accountants   New York, NY 10001   Web ksmcpa.com   KSM Business Services, Inc.

Monness Crespi Hardt & Co., Inc.
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	195,067
Receivables:		
Due from clearing broker		2,360,056
Other receivables		205,617
Prepaid expenses and other assets		21,294
Property and equipment, net of accumulated depreciation of $2,076,444		123,681
Total assets	$	2,905,715

Liabilities and Stockholders' Equity

Liabilities:		
Commissions payable	$	156,005
Accounts payable and accrued expenses		492,534
Deferred rent		365,445
Total liabilities		1,013,984
Commitments and Contingencies (Note 6)		
Stockholders' equity:		
Common stock, no par value, 200 shares authorized, issued and outstanding		75,000
Retained earnings		1,816,731
Total equity		1,891,731
Total liabilities and stockholders' equity	$	2,905,715

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization and Nature of Business

Monness Crespi Hardt & Co., Inc. (the "Company") is a broker-dealer, dealing principally with institutional investors, as a registered entity with the Securities and Exchange Commission ("SEC"), the Public Company Accounting Oversight Board, the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company executes agency transactions in listed and over-the-counter securities. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company claims exemption from the requirements of SEC Rule 15c3-3 under paragraph (k)(2)(ii) of Rule 15c3-3 as disclosed in Note 3. The Company does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of a financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, which at times may be in excess of FDIC insurance limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any credit risk.

Property and Equipment
Property and equipment are depreciated using straight-line and accelerated methods over the useful lives of the respective assets. The Company's capitalization policy provides that expenditures for maintenance, repairs and minor renewals are charged to operations. Upon retirement or other disposition of property, the carrying value and related accumulated depreciation are removed from the accounts and any differences recognized as gain or loss on disposition or retirement.

Soft Dollar Arrangements
The Company ensures that any soft dollar arrangements with customers fall within the safe harbor provision of Rule 28(e) of the Securities Exchange Act of 1934 as amended, by segregating funds and providing for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e). For the year ended December 31, 2018, the Company had several such customer arrangements.

Income Taxes
The Company, with the consent of its stockholders, has elected to be treated as a subchapter "S" corporation for federal and New York State corporate income tax purposes. Accordingly, no federal or New York State income taxes are paid on income. The Company is responsible for New York City corporation income taxes. Interest or penalties assessed by taxing authorities, if any, are segregated and reported separately from the provision for income taxes.

Note 2 - Summary of Significant Accounting Policies (continued)

Standards clarify the accounting for uncertainty in income taxes recognized in a company's financial statement, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statement. As of December 31, 2018, the Company has no uncertain tax positions that meet the criteria for either recognition or disclosure in the financial statement.

The Company is required to pay a state tax based on gross receipts and to pay New York City general corporation taxes based on income, or alternatively, on income plus officers' salaries.

New Accounting Pronouncement Issued But Not Yet Adopted
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires leases to recognize leases on their balance sheets, and leaves lessor accounting mostly unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and for interim periods within those fiscal years. Early application is permitted, but not required. The Company will adopt the provisions of this guidance on January 1, 2019. In July, 2018, the FASB issued updated guidance which allows additional transition method to adopt the new lease standard at the adoption date, rather than at the beginning of the earliest period presented, and recognize a cumulative-effect adjustment to the beginning balance of retained earnings in the period of adoption. The Company plans to elect this transition method on January 1, 2019. As permitted as practical expedients under the transition guidance, the Company will accept its original determination of whether or not a contract contained a lease and not undertake a subsequent review of all existing or expired leases, and will accept the original lease classification. The Company's current lease arrangements expire through 2023.

Note 3 - Due From Clearing Broker

The Company clears all security transactions through GSC. Under the clearing arrangement, GSC confirms securities trades, processes securities movements and records transactions for each customer introduced by the Company. GSC has custody of the Company's securities and cash balances, which serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults by the Company's customers. The Company is also subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in their custody (see Note 5).

Based on historical performance, the Company has not established an allowance for write-offs or bad debt. Under the terms of its agreement with GSC, the Company must, at all times, maintain a balance of $100,000 in cash, securities (at market value) or a combination of both, with GSC to ensure that it meets its minimum net capital requirement. The agreement with GSC further requires the Company to maintain an additional $900,000 in cash, securities, or a combination of both in its accounts with GSC.

Note 4 - Property and Equipment

Property and equipment, at cost, consists of the following at December 31, 2018:

Machinery and equipment	$ 1,747,368
Leasehold improvements	452,757
	2,200,125
Less: accumulated depreciation	2,076,444
	$ 123,681

Note 5 - Commitments and Contingencies

Leases
The Company leases office and storage space under long-term non-cancellable leases, the longest of which expires March 31, 2023. Future obligations relating to the primary terms of the Company's long-term leases are as follows:

Years Ending December 31,	
2019	$ 1,661,950
2020	1,553,492
2021	1,577,208
2022	1,583,994
2023	396,289
	$ 6,772,933

Deferred Compensation and Phantom Stock
Pursuant to the sale of his equity interest in the Company at December 31, 2015, a current employee who was a former shareholder was granted a deferred compensation arrangement whereby his surviving spouse would receive monthly payments of $25,000 for 24 months, in the event that the former shareholder dies while still an employee of the Company. In addition, the former shareholder was granted stock appreciation rights that would essentially entitle him or his beneficiary to a 5% interest on any gain on the sale of the Company, if it occurred within five years of his separation from service without cause.

Legal Matters and Litigation
In the normal course of business, the Company is subject to litigation relating to its business activities as a broker-dealer, including civil actions and arbitration. The Company may, from time to time, be involved in proceedings and investigations by self-regulatory organizations and the SEC. As of December 31, 2018, the Company is not a party to any litigation or the subject of any regulatory investigation.

Financial Instruments With Off-Balance-Sheet Risk
The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or counter-party fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company also engages in trading and brokerage activities with customers, other broker dealers and counter-parties ("trading partners"). The Company is exposed to the risk of any of its trading partners failing to fulfill their obligations. The risk of default depends on the creditworthiness of the trading partner. It is the Company's policy to review, as necessary, the credit standing of each of its trading partners.

Note 6 - 401(k) Plan

The Company is the sponsor of a 401(k) retirement plan which allows eligible employees to allocate the maximum allowed by law of their pre-tax earnings to the plan. The Company made no contributions to the plan for the year ended December 31, 2018.

Note 7 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had regulatory net capital of $1,541,139 which exceeded its regulatory net capital of the greater of $100,000 or 6-2/3% of aggregate indebtedness by $1,441,139. The ratio of aggregate indebtedness to net capital was 0.66 to 1.

Note 8 - Subsequent Events

The Company has evaluated its subsequent events through February 25, 2019, the date that the accompanying financial statement was available to be issued. There were no subsequent events requiring recognition or disclosure in the financial statement.

Client

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3/22/19